Exhibit 99.4

Exhibit 99.4     8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number    Form of Proxy—Annual and Special Meeting to be held on August 10, 2023 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at this years’ virtual meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). In addition, YOU MUST go to www.computershare.com/ATS by 10:00 am (Toronto time) on August 8, 2023 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and submit questions and/or vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the Information Circular provided by Management accessible by following the instructions in the accompanying Notice-and-Access Fold notification to Shareholders. Proxies submitted must be received by 10:00 a.m., Toronto time, on August 8, 2023. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!    To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: • www.investorvote.com • Smartphone?    Scan the QR code to vote now. the To Virtually Meeting Attend • You can attend the meeting virtually by visiting web.lumiagm.com/411640407. For further information on the virtual meeting and how to attend, please view the information circular available on www.atsautomation.com. To Electronically Receive Documents You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) of ATS Corporation hereby appoint:
Ryan McLeod, or failing this person, Andrew P. Hider

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

NOTE: If you are appointing a proxyholder other than Messrs. McLeod or Hider, you must return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/ATS by 10:00 am (Toronto time) on August 8, 2023 and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and submit questions and/or vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the **Annual and Special Meeting** of shareholders of **ATS Corporation** to be held online in a virtual-only format at web.lumiagm.com/411640407 on August 10, 2023 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Dave W. Cummings	☐	☐	02. Joanne S. Ferstman	☐	☐	03. Andrew P. Hider	☐	☐
04. Kirsten Lange	☐	☐	05. Michael E. Martino	☐	☐	06. David L. McAusland	☐	☐
07. Sharon C. Pel	☐	☐	08. Philip B. Whitehead	☐	☐			

Fold

2. Appointment of Auditors

For ☐ Withhold ☐

Re-appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

3. By-Law No.3

For ☐ Against ☐

A resolution confirming the adoption of By-Law No.3 relating to the removal of the Canadian residency requirements of directors of the Corporation from By-Law No.1; the full text of which is set out in Schedule "A" in the Corporation's management information circular.

4. Advisory Vote on Say on Pay

For ☐ Against ☐

An advisory resolution to approve the Corporation's approach to executive compensation, as described in the Corporation's management information circular.

5. Shareholder Rights Plan

For ☐ Against ☐

Fold

A resolution confirming and approving the ratification of the Corporation's shareholder rights plan, the full text of which is set out in Schedule "D" to the Corporation's management information circular.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

I WISH TO RECEIVE PAPER COPIES OF THE QUARTERLY REPORTS ☐
These documents are available at www.atsautomation.com so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the interim financial statements and MD&A will not be mailed to you.

I WISH TO RECEIVE PAPER COPIES OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A ☐
The Annual Financial Statements and accompanying Management's Discussion and Analysis are available at www.atsautomation.com so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the Annual Financial Statements and accompanying Management's Discussion and Analysis will not be mailed to you.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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